Exhibit 4.16

To:	Date: January 15, 2026
Oddity Tech Ltd. (the “Company”)

Dear Sir/Madam,

Whereas on January 30, 2025, we issued to the Company, at its request, a letter in connection with the provision of a credit facility, as defined in our aforesaid letter (the “Letter of Intent”, the “Credit Facility”); and

Whereas the Company has requested that the Bank increase the amount of the Credit Facility to an aggregate amount not exceeding US$75,000,000, extend the term of the Credit Facility and amend the terms of the Credit Facility, all as detailed in this letter below, without changing any other provisions of the Letter of Intent.

Therefore, it is hereby agreed that as of the date on which this amendment letter enters effect, the following amendments shall apply to the Letter of Intent:

1.	In the opening paragraph of the Letter of Intent, instead of the words “30,000,000 (thirty million US dollars)”, there shall be written “75,000,000 (seventy-five million US dollars)”.
2.	Section 1.1 shall be deleted and replaced with the following:

“The Credit Facility shall be made available in an aggregate amount not exceeding US$75,000,000 (seventy-five million US dollars), with the last date for utilization of the aforesaid credits being no later than January 14, 2029. It is hereby clarified that amounts repaid by the Company shall not be subject to an early repayment commission and shall be available for re-utilization until January 14, 2029.”

Without derogating from the foregoing, the principal repayment date of each loan made available under the Credit Facility shall be no later than January 14, 2031.

3.	The first paragraph of Section 1.2 shall be replaced with the following:

“The credit shall bear a variable annual interest rate of Daily Simple SOFR (SOFR SIMPLE DAILY) plus a margin of 2.7%.”

4.	Section 1.3 shall be deleted and replaced with the following:

“The remaining terms of each credit, including the definition of the interest rate described in this letter as mentioned above, the interest calculation period, the credit term and the interest payment dates, shall be as agreed in writing between the Bank and you before it is made available.”

5.

In Section 4.1, instead of the words “you shall pay us a credit allocation commission that shall amount to a rate of 0.29% per annum”, there shall be the words “you shall pay us a credit allocation commission that shall amount to a rate of 0.3% per annum”.

6.	Except as expressly set forth in this amendment letter, no change shall apply to any of the other terms and provisions of the Letter of Intent.
7.	Nothing in this letter shall derogate in any manner from any of the Bank’s rights under any of the documents that the Company has signed and/or will sign and/or under any applicable law.
8.	For the handling of the Company’s request as set forth in this letter, the Company shall pay the Bank a commission in the amount of NIS 0.00 ( New Shekels).

This letter shall enter into effect subject of you paying us the commission set forth in Section 8 above, no later than January 15, 2026, and providing us with a copy of this letter signed by you on its margins, together with an attorney’s confirmation.

Sincerely,

Bank Leumi Le-Israel Ltd.

Date: December 31st, 2025

To:

Bank Leumi Le-Israel Ltd.

We agree with what has been set forth in your letter above and undertake to act according to it.

Please debit our account no. * * * at branch * * * maintained with you, in the amount of the commission mentioned in your letter above, whether our account is credit or debit, or whether it becomes debit as a result of this charge.

/s/ Noa Frig Ben-David
Oddity Tech Ltd.

I, the undersigned, Sivan Rubinstein, attorney of Oddity Tech Ltd. (the “Corporation”), hereby certify that the above document was duly signed before me by Ms. Noa Frig Ben-David, who is authorized, pursuant to the provisions of the Corporation’s documents of incorporation, to sign on its behalf, and that the above shall bind the Corporation.

/s/ Sivan Rubinstein
(Signature + Stamp)